BresaGen

03003467

ACN 007 988 767
Phone: +61 8 8234 2660
Fax: +61 8 8234 6268
Address: 38 Winwood Street
Thebarton South Australia 5031
www.bresagen.com

FACSIMILE TRANSMISSION

TO:	**The Office of International Corporate Finance**
COMPANY:	SEC
FAX NUMBER:	0011 1 202 942 9624
FROM:	Trudy Fenton
DATE:	Wednesday, 29 January 2003
SUBJECT:	ASX Announcements
PAGES (inc. cover)	20

SUPPL

03 JAN 28 AM 7:

In accordance with our obligation as a 12g3-2(b) filer, number 82-5135, to file home country announcements, please find the following announcements which was recently released through the Australian Stock Exchange –

1. Response to ASX Share Price Query dated 22 January, 2003.
2. Appendix 3 B – New Issue Announcement dated 28 January, 2003.
3. Appendix 4C – Quarterly report dated 29 January, 2003.

Yours sincerely

T.M. Fenton

Trudy Fenton
Corporate Administrator

tfenton@bresagen.com.au

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

dlw 2/3

If there are any problems with this transmission, call 08 8234 2660

BresaGen

22 January 2003

Justin Nelson
Australian Stock Exchange Limited
Level 19
91 King William St
ADELAIDE SA 5000

Dear Justin

I refer to your letter to our Company dated 22 January 2003, and I wish to respond to your questions as follows;

1. No.

2. Not applicable

3. We can only speculate that the price change is related to recent announcements made by third parties regarding research breakthroughs in potential cellular therapies.

4. The Company is in compliance with the listing rules, in particular, listing rule 3.1 requiring continuous disclosure.

Should you require any further information please do not hesitate to contact me.

Yours sincerely

Meera Verma
Chief Operating Officer

Postal Address
PO Box 259, Rundle Mall
Adelaide SA 5000 Australia

38-39 Winwood Street
Thebarton SA 5031
www.bresagen.com.au

Telephone +61 8 8234 2660
Facsimile +61 8 8234 6268
Email corporate@bresagen.com.au

BresaGen Limited
ACN 007 988 767
ABN 60 007 988 767

ASX
AUSTRALIAN STOCK EXCHANGE

22 January 2003

Australian Stock Exchange Limited
ABN 98 008 624 691
Level 19
91 King William Street
Adelaide SA 5000

GPO Box 547
Adelaide SA 5001

Telephone 61 (08) 8216 5026
Facsimile 61 (08) 8216 5099
Internet http://www.asx.com.au

Linda Sexton
Bresagen Limited
38 Winwood Street
Thebarton SA 5031

By: Facsimile(08) 8234 6268

Dear Ms Sexton

Bresagen Limited (the "Company")

RE: PRICE QUERY

We have noted a change in the price of the Company's securities from a closing price of $0.43 on 21 January 2003 to a high of $0.62 this morning. We have also noted a very high volume of trading in the securities this morning.

In light of the price change and increase in volume, please respond to each of the following questions.

1. Is the Company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company?

2. If the answer to question 1 is yes, can an announcement be made immediately? If not, why not and when is it expected that an announcement will be made?

   Please note, if the answer to question 1 is yes and an announcement cannot be made immediately, you need to contact us to discuss this and you need to consider a trading halt (see below).

3. Is there any other explanation that the Company may have for the price change and increase in volume in the securities of the Company?

4. Please confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.

Your response should be sent to me on **facsimile number (08) 8216 5099**. It should not be sent to the Company Announcements Office.

Unless the information is required immediately under listing rule 3.1, a response is requested as soon as possible and, in any event, not later than half an hour before the start of trading (ie **before 9.30 a.m. (E.D.S.T.) on** Thursday, 23 January 2003.

The response must be in a form suitable for release to the market. If you have any concern about release of a response, please contact me immediately.

Listing rule 3.1

Listing rule 3.1 requires an entity to give ASX immediately any information concerning it that a reasonable person would expect to have a material effect on the price or value of the entity's securities. The exceptions to this requirement are set out in the rule.

In responding to this letter you should consult listing rule 3.1 and the guidance note titled "Continuous disclosure: listing rule 3.1".

If the information requested by this letter is information required to be given to ASX under listing rule 3.1 your obligation is to disclose the information immediately.

Your responsibility under listing rule 3.1 is not confined to, or necessarily satisfied by, answering the questions set out in this letter.

Trading halt

If you are unable to respond by the time requested, or if the answer to question 1 is yes and an announcement cannot be made immediately, you should consider a request for a trading halt in the Company's securities. As set out in listing rule 17.1 and the guidance note titled "Trading halts" we may grant a trading halt at your request. We may require the request to be in writing. We are not required to act on your request. You must tell us each of the following.

- The reasons for the trading halt.
- How long you want the trading halt to last.
- The event you expect to happen that will end the trading halt.
- That you are not aware of any reason why the trading halt should not be granted.
- Any other information necessary to inform the market about the trading halt, or that we ask for.

The trading halt cannot extend past the commencement of normal trading on the second day after the day on which it is granted. If a trading halt is requested and granted and you are still unable to reply to this letter before the commencement of trading, suspension from quotation would normally be imposed by us from the commencement of trading if not previously requested by you. The same applies if you have requested a trading halt because you are unable to release information to the market, and are still unable to do so before the commencement of trading.

If you have any queries regarding any of the above, please let me know.

Yours sincerely,

Justin Nelson
Senior companies advisor

Direct Line: (08) 8216 5026

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

BRESAGEN LIMITED

ABN

007 988 767

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	OPTIONS
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	348,551
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	323,551 @ $1.01 EXPIRING 30 JUNE, 2012 25,000 @ $1.55 EXPIRING 4 AUGUST, 2010

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
5	Issue price or consideration	NIL
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	EMPLOYEE OPTIONS INCENTIVE PLAN
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	23 JANUARY, 2003

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	54,498,560	ORDINARY SHARES

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	REFER ADDENDUM ATTACHED	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 23/1/2003.
(Company Secretary)

Print name: MR LINTON W. P. BURNS.

== == == == ==

BresaGen Limited

Addendum to Clause 9 of Appendix 3B Dated 23/01/03

Number and Class of Securities not Quoted on ASX

Number	Class
OPTIONS	
Employee Options Incentive Plan	
698,334	Exercisable between18/10/00 and 18/10/09 One third to vest 12 months after grant One third to vest 24 months after grant Balance to vest 36 months after grant Exercisable anytime after vesting up to 10th anniversary of date of grant Issue date = 18/10/99 Exercise price = $1.00
220,000	Exercisable between 29/11/00 and 29/11/09 One third to vest 12 months after grant One third to vest 24 months after grant Balance to vest 36 months after grant Exercisable anytime after vesting up to 10th anniversary of date of grant Issue date = 29/11/99 Exercise price = $1.00
50,000	Exercisable between 29/11/00 and 29/11/09 One third to vest 12 months after grant One third to vest 24 months after grant Balance to vest 36 months after grant Exercisable anytime after vesting up to 10th anniversary of date of grant Issue date = 29/11/99 Exercise price = $1.48
65,000	Vesting at various dates after grant Exercisable anytime after vesting up to 5th anniversary of date of grant Issue date = 27/6/01 Exercise price = $1.50
310,000	Vesting at various dates after grant Exercisable anytime after vesting up to 10th anniversary of date of grant Exercisable at various prices Issue date = 27/6/01
35,000	Exercisable between 15/10/02 and 15/10/11 One third to vest 12 months after issue One third to vest 24 months after issue Balance to vest 36 months after issue Exercisable anytime after vesting up to 10th anniversary of date of grant Issue date = 15/10/01 Exercise Price = $1.09
22,500	Exercisable between 17/12/01 and 17/12/11 One third to vest 12 months after issue One third to vest 24 months after issue Balance to vest 36 months after issue Exercisable anytime after vesting up to 10th anniversary of date of grant Issue date = 17/12/01 Exercise Price = $1.06
50,000	Exercisable between 12/03/02 and 12/03/12 One third to vest 12 months after issue One third to vest 24 months after issue Balance to vest 36 months after issue Exercisable anytime after vesting up to 10th anniversary of date of grant Issue date = 12/03/02 Exercise Price = $1.13
77,500	Exercisable between 12/10/02 and 12/10/12 One third to vest 12 months after grant One third to vest 24 months after grant Balance to vest 36 months after grant Exercisable anytime after vesting up to 10th anniversary of date of grant Issue date = 12/10/01 Exercise Price = $.89c
323,551	Exercisable between 23/03/03 and 30/06/12 To vest immediately Exercisable anytime up to 30 June, 2012

+ See chapter 19 for defined terms.

	Issue date = 23/03/03 Exercise Price = $1.01
25,000	Exercisable between 23/03/03 and 04/08/10 Two thirds (16,667) to vest immediately 8,333 (remaining 1/3rd) to vest on 04/08/03 Exercisable anytime after vesting up to 4 August, 2010 Issue date = 23/03/03 Exercise Price = $1.55
1,876,885	TOTAL EMPLOYEE OPTIONS

CytoGenesis & Management Options

975,000	Exercisable at $1.50 between 9/11/00 and 8/11/05 on share price exceeding $A2.00 for 5 consecutive days
975,000	Exercisable at $1.50 between 9/11/00 and 8/11/05 on share price exceeding $A2.50 for 5 consecutive days
1,050,000	Exercisable at $1.50 between 9/11/00 and 8/11/05 on share price exceeding $A3.00 for 5 consecutive days
3,000,000	
4,876,885	**TOTAL OPTIONS**

+ See chapter 19 for defined terms.

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

BRESAGEN LIMITED

ABN	Quarter ended ("current quarter")
60 007 988 767	31/12/2002

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (6 months) $A'000
1.1	Receipts from customers	1,591	2,153
1.2	Payments for		
	(a) staff costs	(1,482)	(2,848)
	(b) advertising and marketing	(14)	(42)
	(c) research and development	(1,095)	(3,465)
	(d) leased assets	-	-
	(e) other working capital	(552)	(1,514)
1.3	Dividends received		
1.4	Interest and other items of a similar nature received	121	305
1.5	Interest and other costs of finance paid		
1.6	Income taxes paid		
1.7	Other (incentives received from the Government for new building)		
	Net operating cash flows	(1,431)	(5,411)

+ See chapter 19 for defined terms.

Appendix 4C
Quarterly report for entities admitted on the basis of commitments

		Current quarter $A'000	Year to date (6 months) $A'000
1.8	Net operating cash flows (carried forward)	(1,431)	(5,411)
	Cash flows related to investing activities		
1.9	Payment for acquisition of: (a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets (note A)	(3,947)	(6,292)
	(e) other non-current assets		
1.10	Proceeds from disposal of: (a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets	5	5
	(e) other non-current assets –		
1.11	Loans to other entities		
1.12	Loans repaid by other entities		
1.13	Other (provide details if material)		
	Net investing cash flows	(3,942)	(6,287)
1.14	**Total operating and investing cash flows**	(5,373)	(11,698)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.		
1.16	Proceeds from sale of forfeited shares		
1.17	Proceeds from borrowings (note A)	3,750	3,750
1.18	Repayment of borrowings		
1.19	Dividends paid		
1.20	Other (provide details if material)-		
	Net financing cash flows	3,750	3,750
	Net increase (decrease) in cash held	(1,623)	(7,948)
1.21	Cash at beginning of quarter/year to date	9,955	16,226
1.22	Exchange rate adjustments to item 1.20	(26)	28
1.23	**Cash at end of quarter**	8,306	8,306

Note A: During the quarter the Company outlaid $3.1m for capital acquisitions (as part of point 1.9(d)) in relation to the Company's new building that is being funded by a loan from the State Government of South Australia. This loan is drawn upon in stages based upon the completion of certain construction milestones. As at 31 December 2002, the Company had paid $1.6m (included at point 1.9(d)) for which it expects reimbursement in the first quarter 2003 under the terms of this loan facility.

As reported at point 3.1 the Company can draw down a maximum of $8.024m, and at 31 December 2002 the Company has drawn $4.04m in total.

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	349
1.25	Aggregate amount of loans to the parties included in item 1.11	

1.26 Explanation necessary for an understanding of the transactions

1.24 Includes payments to Executive Directors of the entity and related entities.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities* *Loan facility supplied by the South Australian State Government in relation to new building. Draw downs are made on the loan facility pursuant to the terms of the agreement.	8,024	4,040
3.2	Credit standby arrangements	206	7

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	746	783
4.2	Deposits at call	3,071	2,419
4.3	Bank overdraft		
4.4	Other (provide details) represents Commercial Bills and fixed term deposits maturing within 3 months of current quarter end	4,489	6,753
	Total: cash at end of quarter (item 1.22)	8,306	9,955

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity	N/A	N/A
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

+ See chapter 19 for defined terms.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /~~does not~~* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: .... Date: 28/1/03
(Director/Company secretary)

Print name: MR LINTON W P BURNS

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

    - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
    - 9.2 - itemised disclosure relating to acquisitions
    - 9.4 - itemised disclosure relating to disposals
    - 12.1(a) - policy for classification of cash items
    - 12.3 - disclosure of restrictions on use of cash
    - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.